Shanda Interactive Announces Shanda Games’ Pricing of Initial Public Offering on NASDAQ Global Select Market

Shanghai, China — September 25, 2009 - Shanda Interactive Entertainment Limited (NASDAQ: SNDA) (“Shanda Interactive”) today announced that the registration statement relating to the initial public offering of American Depositary Shares (“ADSs”) of Shanda Games Limited (“Shanda Games”) (NASDAQ: GAME), an online game developer, operator and publisher in China and its subsidiary, has been declared effective by the United States Securities and Exchange Commission. The ADS was priced at US$12.50 per ADS and will begin trading on the NASDAQ Global Select Market on September 25, 2009 under the symbol “GAME.”

Of the 83,500,000 ADSs being offered, 13,043,500 ADSs are offered by Shanda Games, and 70,456,500 ADSs are offered by the selling shareholder, a wholly owned subsidiary of Shanda Interactive. The underwriters have been granted an over-allotment option to purchase up to 12,525,000 ADSs from the selling shareholder.

Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Inc. are acting as the joint bookrunners for the offering.

Shanda Games’ registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of the securities was made only by means of a prospectus forming part of the registration statement, as amended. A copy of the prospectus relating to the offering may be obtained by contacting Goldman Sachs (+1-212-902-6276) or J.P. Morgan (+1-718-242-8002).

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is an interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literary works and music.

About Shanda Games

Shanda Games Limited is an online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users.

Contact:

Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com